# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HYCROFT MINING HOLDING CORP, CIK 0001718405
CUSIP: 44862P109
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 4300 WATER CANYON ROAD, 4300 WATER CANYON ROAD, WINNEMUCCA, Nevada (NV), 89445
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001800329-25-000003
Filed by CIK 0001800329

## Reporting persons
- Tribeca Investment Partners Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 2,103,480; shared voting power 0; sole dispositive power 2,103,480; shared dispositive power 0; aggregate amount beneficially owned 2,103,480 (2.5% of the class)
  Comment: 1. Includes (a) 922 shares of Class A common stock, par value $0.0001 per share (the "Common Stock"), of Hycroft Mining Holding Corporation (the "Issuer"), held of record by Goldman Sachs International as custodian for Tribeca Asia Credit Strategy, for which the Reporting Person serves as investment manager pursuant to the respective investment management agreements between the Reporting Person and such managed funds; and (b) 2,102,558 shares of Common Stock issuable upon the exercise of warrants to purchase the Common Stock.
  
  2. The percentage reported in Row 11 of the cover page is based on 85,127,942 shares of Class A common stock deemed outstanding, consisting of (i) 83,025,384 shares of Common Stock outstanding as of December 26, 2025, as reported by the Issuer, and (ii) 2,102,558 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.
  
  3. The Reporting Person disclaims beneficial ownership of the securities referenced herein. The Reporting Person, however, may be deemed to have the power to dispose of, or direct the disposition of, and to vote, or direct the voting of, such securities in its capacity as investment manager to such managed funds.

## Item 1. Issuer
Name of issuer: HYCROFT MINING HOLDING CORP
Address of issuer's principal executive offices: 4300 WATER CANYON ROAD, 4300 WATER CANYON ROAD, WINNEMUCCA, NEVADA, 89445.

## Item 2. Person Filing
Name of person filing: Tribeca Investment Partners Pty Ltd
Address of principal business office or, if none, residence: Level 23, 1 O'Connell Street, Sydney NSW 2000
Citizenship: Australia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment manager subject to Australian regulatory scheme

## Item 4. Ownership
Amount beneficially owned: 2,103,480
Percent of class: Class A common stock and exercisable warrants
Sole power to vote or to direct the vote: 2,103,480
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,103,480
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Tribeca Investment Partners Pty Ltd as an institutional investment manager under Australian regulatory scheme is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Tribeca Investment Partners Pty Ltd: Ken Liu, Compliance Manager (01/22/2026)